Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Macvon, Inc.
101 Morgan Lane Suite 302
Plainsboro, NJ 08536
https://www.macvon.com/

Up to $4,999,993.00 in Common Stock at $5.75
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Macvon, Inc.
Address: 101 Morgan Lane Suite 302, Plainsboro, NJ 08536
State of Incorporation: DE
Date Incorporated: October 17, 2019

Terms:

Equity

Offering Minimum: $9,999.25 | 1,739 shares of Common Stock
Offering Maximum: $4,999,993.00 | 869,564 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.75
Minimum Investment Amount (per investor): $195.50

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 120 hours (5 days) and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the following week and receive an additional 5% bonus shares.

Amount-Based

Tier 1: $500+

Receive 10% off an online product purchase.

Tier 2: $5,000+

Receive 10% off an online product purchase and 3% bonus shares.

Tier 3: $10,000+

Receive 10% off a product purchase and 6% bonus shares.

Tier 4: $20,000+

Receive 10% off a product purchase and 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Macvon Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

***Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.*

The Company and its Business

Company Overview

Macvon is a unique entrant in the upscale fitness market. We produce two game-changing devices: Macvon Touch and Strength.

Macvon Touch nests a 43'' LED touchscreen into a 65'' full-length reflective mirror that enables the exerciser to watch the instructor and exercise simultaneously. It provides on-demand and live stream fitness classes. Macvon Touch launched on the US market in March 2021.

Macvon Strength is an AI-powered digital weight training system. It provides on-demand fitness classes and six (6) different intelligent strength training models such as standard, spotter, eccentric, plus, burnout and dynamic. The prototype has been developed. Strength will launch on the US market within approximately 5 months.

Our business model is a hardware-as-a-service that is hardware sales+ monthly subscription.

Macvon is a C-Corp based in NJ, US. Macvon was initially organized as Macvon LLC, a New Jersey limited liability company on October 17, 2019 and converted to a Delaware corporation in July 2021.

Competitors and Industry

Per Fortune Business Insights™, the home fitness equipment market size is projected to grow from USD 10.73 billion in 2021 to USD 14.74 billion in 2028. Specifically, Macvon's two products compete in two different fitness industries.

Macvon Touch's competitor:

Compared to *Mirror*: we have the touch screen and AI, reasonable price.

Compared to *Tempo*: we have a reflective mirror layer, reasonable price.

Macvon Strength's competitor:

Tonal:

First: We have more intelligent strength functional model options;

Second: Macvon strength used two BLDS motors to generate resist weight for each arm which enable users to generate the digital weight more accurately and promptly;

Third: We improve the safe mechanism for all machines from control system to machinery;

Fourth: We have a more reasonable and friendly design for machines and intelligent accessories.;

Fifth: Reasonable price; and

Sixth: AI form correction.

Current Stage and Roadmap

Current Stage

Macvon Touch launched in the US market in March 2021 and the sales have grown since that time.

Future Development

Macvon Strength has developed its second prototype device and the AI software has been completed. We plan to film 600+ fitness videos for Strength within the next 5 months. It will be launched in the US market within approximately 5 months and launch in the UK market within the next 8 months.

The Team

Officers and Directors

Name: Xing "Kevin" Zhang

Xing "Kevin" Zhang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 10, 2019 - Present
  Responsibilities: 1:Leading the development of the company's short- and long-term strategy 2:Creating and implementing the company or organization's vision and mission 3:Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents 4:Assessing risks to the company and ensuring they are monitored and minimized Setting strategic goals and making sure they are measurable and describable. This person does not currently receive a salary.

Other business experience in the past three years:

- **Employer:** Wizsolution
  Title: CEO
  Dates of Service: October 01, 2013 - October 01, 2019
  Responsibilities: Founder and CEO

Name: Xun Wu

Xun Wu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: September 10, 2019 - Present
  Responsibilities: Th duty is: Present reports on the company’s technology status, goals and or progress Create and implement technology strategies Align the company’s technology resources with the organization’s short- and long-term goals Serve on the executive committee to align technology goals to other departmental and organizational objectives Identify what technologies can be used to improve the company’s products and services Create and oversee high-level KPIs for IT department Assist in recruiting, onboarding and training IT managers Manage the department’s budget. This role's salary compensation is $80,000 annually.

Other business experience in the past three years:

- **Employer:** O'Reilly Media
  Title: blockchain author
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Hands-On Smart Contract Development with Hyperledger Fabric V2: Building Enterprise Blockchain Applications

Other business experience in the past three years:

- **Employer:** JPMorgan Chase & Co.
  Title: Senior blockchain consultant architect
  Dates of Service: September 01, 2020 - Present
  Responsibilities: building digital asset platform (tokenization), blockchain, coin, Liink, Dapp, quorum, blockchain performance, blockchain data ml, infrastructure, DEFI, data privacy, cloud, deployment, Kubernetes, etc

Other business experience in the past three years:

- **Employer:** CITI
  Title: Consultant Architect
  Dates of Service: September 01, 2019 - September 01, 2020
  Responsibilities: framework, algo, innovation tech

Name: George Rutter

George Rutter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Operations Manager

Dates of Service: September 08, 2020 - Present
Responsibilities: Manage Human Resource department and its functions. Recruit employees, interview potential hires. Review compensation. Enforce company policies, review, and update workplace policies as necessary. Handle all customer services inquires and help customer for any needs they may have. Coordinate with shipping and logistics partner on orders. Track and manage inventory for all orders. Maintain all payments processing. Manage company social media. The salary compensation is $60,000 annually.

Other business experience in the past three years:

- **Employer:** Yellow Phoenix
  Title: Business Operations manager
  Dates of Service: March 15, 2015 - June 10, 2020
  Responsibilities: Recruit and interview potential hires. Coordinate orientation and onboarding. Conduct employee reviews and exit interviews. Handle and resolve employee relations issues. Maintain employee hours and PTO requests. Process payroll biweekly. Review P&L reports, expense reports. Set company policies, review, and update as needed. Coordinate company project among various departments. Develop organizational strategies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a some risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the share should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering share in the amount of up to $500000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Macvon Strength product. Delays or cost overruns in the development of our Macvon Strength product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Macvon was formed on oct 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Macvon has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, limited revenue. If you are investing in this company, it's because you think that home fitness gym is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademarks, copyrights, Internet domain names, and trade secrets and two pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Xing Zhang	6,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 869,564 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 6,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Currently, the Company generates revenue by selling its first home fitness device Macvon Touch and its related video class memberships in the United States. The second product Macvon Strength targets to launch on the US market in December 2021.

Revenue

We started to sell the Macvon Touch in March 2021. Revenue from March 2021-June 2021 was $102,180. The revenue only includes the delivered product and does not include the placed orders that have not been shipped yet. We expect revenue will significantly increase after increasing the marketing budget.

Cost of Sales

Cost of Sales is $32,089. The margin for Macvon is quite high.

Expenses

The total expense was $243,983. The advertising and marketing team cost $218,393. Since the inception of marketing for Macvon Touch, from March 2021-June 2021, we received a total of 212 orders. The advertising cost is a little high per unit because we conducted a price sensitivity test on Google and Facebook at the beginning of those three months. We accumulated some experience about this product selling online. We expect each Macvon Touch's order acquired cost is approximately $500 and each Macvon Strength is $1000.

Historical results and cash flows:

We received 212 ordered for Macvon Touch from March 2021 to June 2021 under a limited budget. We expect 200-300 orders per month starting January 2022 after the Macvon Strength launch on the U.S. market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's current capital resources are self-funding of approximately $2.5M and we presently have no other current sources of funding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, these funds are critical to the Company. Meanwhile, the CEO can support the Company with roughly $1M in funding every year.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the CEO can fund roughly $1M per year himself, but the Company is reliant upon the funds from this campaign to grow and sustain the business in the way the Company envisions.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum, Macvon will be able to operate for approximately 12 months given its $70K burn rate per month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum, Macvon will be able to operate for approximately 24 months and the Company's burn rate would increase to approximately $200K per month with our projected growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The CEO will continue to provide funding when necessary and the Company will look to raise VC funds if available and/or future offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $34,500,000.00

Valuation Details:

The valuation considered our competitors' valuation as well as the market size in both the US and EU.

More specifically, our valuation is based on a number of factors, including: (1) the roughly $2.5M that the Company has already spent in developing their products; (2) the two products, Macvon Touch and Macvon Strength; (3) the launch of Macvon Touch in the US market for approximately 3 months; and (4) the prospective launch of the Macvon Strength in the market within roughly 5 months.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  35.0%
  The Company will use 60% on Google Ads, Facebook Ads and open a physical store in a top shopping mall or commercial street.
- *Company Employment*
  25.0%
  I will expand our engineerings, fitness instructors, sales team
- *Inventory*
  30.0%
  boost inventory
- *Operations*
  6.5%
  boost operation

If we raise the over allotment amount of $4,999,993.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  We will increase the budget on Google Ads, Facebook Ads and TV ads. Also, we will open a physical store.

- *Company Employment*
  20.0%
  We we hire more talents to reinforce management, operation and post-sales service.

- *Inventory*
  31.5%
  We will optimize our inventory.

- *Research & Development*
  10.0%
  We will intensify our development to add more function.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than June 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.macvon.com/ (n/a).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/macvon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Macvon, Inc.

[See attached]

MACVON INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED JUNE 30, 2021

MACVON INC.

TABLE OF CONTENTS

June 30, 2021

July 30, 2021

CM Financial Consulting LLC
1581 Ulster Terrace
West Chester, PA 19380

INDEPENDENT AUDITORS' REPORT

To the Management of:
Macvon Inc.

We have audited the accompanying financial statements of Macvon Inc. (incorporated in the State of Delaware), which comprise the Balance Sheet as of June 30, 2021, the Statement of Comprehensive Income, the Statement of Cash Flows, and the Statement of Changes in Stockholders' Equity for the period from inception of the Company through June 30, 2021, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with generally accepted accounting principles in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Basis of Accounting

We draw attention to Note 1 of the financial statements, which describes the basis of accounting. As described in Note 1, these financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and related notes referred to above present fairly, in all material respects, the Balance Sheet as of June 30, 2021, the Statement of Comprehensive Income, the Statement of Cash Flows, and the Statement of Changes in Stockholders' Equity for the period from inception of the Company through June 30, 2021.

Christopher A. Morris, CPA
Owner/Principal
CM Financial Consulting LLC

MACVON INC.

BALANCE SHEET

June 30, 2021

ASSETS		
Cash and Cash Equivalents	$	18,081
Inventory, at cost		347,911
TOTAL ASSETS	**$**	**365,992**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$	-
Stockholders' Equity		
Common Stock ($0.0001 par value)	$	700
Additional Paid-in Capital		539,183
Accumulated Comprehensive Income/(Loss)		(173,891)
Total Stockholders' Equity	$	365,992
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**365,992**

MACVON INC.

STATEMENT OF COMPREHENSIVE INCOME

Inception through June 30, 2021

Sales	$	102,180
Cost of Goods Sold		32,089
Gross Profit	$	70,091
Expenses		
Advertising & Marketing	$	218,393
Research & Development		20,000
Legal & Professional Services		4,831
Other Operating Expenses		759
Total Expenses	$	243,983
Net Income/(Loss) From Continuing Operations	$	(173,891)
Other Comprehensive Income/(Loss)	$	-
Comprehensive Income/(Loss)	**$**	**(173,891)**

MACVON INC.

STATEMENT OF CASH FLOWS

Inception through June 30, 2021

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Comprehensive income/(loss)	$	(173,891)
Adjustments to reconcile net income/(loss) to net cash provided by (used for) operating activities:		
Changes in operating assets and liabilities:		
Inventory, at cost		(347,911)
Net cash from operating activities	$	(521,802)
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES		
Owner's investment	$	539,883
Net cash from financing activities	$	539,883
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	18,081
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$**	**18,081**

MACVON INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Inception through June 30, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Comprehensive Income/(Loss)	Total
Balance, beginning of period	$ -	$ -	$ -	$ -
Common Stock Issued, 7,000,000 shares at $0.0001 par value	700	-	-	700
Additional Paid-in-Capital	-	539,183	-	539,183
Accumulated Comprehensive Income/(Loss)	-	-	(173,891)	(173,891)
Balance, end of period	**$ 700**	**$ 539,183**	**$ (173,891)**	**$ 365,992**

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company and Nature of Operations

Macvon Inc. (the "Company") is corporation organized under the laws of the State of Delaware. The Company's purpose is to produce and sell interactive home gym devices and fitness video classes and is headquartered in Plainsboro, New Jersey.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Credit Risks

The Company's credit risks primarily relate to cash and cash equivalents. The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000. The Company has not experienced any such losses and management believes the Company is not exposed to significant credit risk pertaining to cash

Inventory

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Company's merchandise inventories. The retail method of accounting results in inventory being valued at the lower of cost or market.

Sales Revenue

The Company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells products to the customer.

Costs of Goods Sold

Costs of Goods Sold includes actual product cost, the cost of labor of the production company, and transportation to the Company's warehouses.

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses include all operating costs of the Company, except those related to the production and transportation of products for sale to customers. These expenses are primarily related to Research and Development, Advertising, and Legal & Professional Administrative Costs.

NOTE 2 – LIQUIDITY AND AVAILABILITY

Financial assets available for general expenditure, that is, without restrictions limiting their use, within one year of the balance sheet date, are comprised of the following:

Cash	$	18,081
Less: amounts restricted for certain purposes		-
Total	$	18,081

NOTE 3 – COMMITMENTS

The Company has an operating agreement for warehousing services with XPO Logistics, office space and storage space. The agreement for transportation and storage space is billed periodically based upon amount of product received and shipped through XPO. As of June 30, 2021, XPO has not received any products from the supplier and as such, there are no material future lease obligations as of June 30, 2021.

NOTE 4 – SUBSEQUENT EVENTS

The Company evaluated its June 30, 2021 financial statements for subsequent events through July 30, 2021, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Macvon

Welcome to Your New Home Gym



$0.00 raised

1 Investor	**$34.5M** Valuation
$5.75 Price per Share	**$195.50** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | Plainsboro, NJ | HEALTH TECH

Our mission is to create innovative, user-friendly products to help people achieve their fitness goals - no matter their experience level, or where they live. Macvon is here to bring the benefits of working out with a world-class personal trainer at the gym right home to you. We do this by providing game-changing fitness powered by artificial intelligence. Founded in 2019, we produce two home fitness gym products: Macvon Touch and Macvon Strength.

Reasons to Invest

- Per Fortune Business Insights™, the home fitness equipment market size is projected to grow from USD 10.73 billion in 2021 to USD 14.74 billion in 2028
- Compound annual growth rate (CAGR) of 4.6% in the forecast period of 2028, according to Fortune Business Insights™
- We are introducing Macvon Strength - where intelligent strength training with weights comes to home fitness. This new product includes all features of Macvon Touch and more, and is expected to launch in just 5 months

THE PROBLEM

Home Fitness Just Isn't Up to Speed


Home fitness
isn't cutting it

Working out at home is convenient, but also has some **significant challenges**:

- Total body workouts challenging, especially with limited equipment
- Fitness equipment takes up a lot of space
- Difficult to do exercises with the proper form
- Difficult or expensive to get a good personal trainer

THE SOLUTION

Game-Changing Fitness - Powered by AI

We are here to supply a home fitness gym combined with a digital strength weight training system which mounts the wall. This means home fitness technology that is small, convenient, multi-functional intelligence.

Here's some of our products' specs:


Macvon Strength
Adjustable weights
Safety mechanisms
Multifunctional design
Upper and lower limb workouts

**The above graphic contains images of our beta app which is currently not available for general use.*

Macvon Strength

- Includes all the features of Macvon Touch
- Adjustable digital weight system for strength training
- Intelligent Weight release safety mechanism
- Multifunctional design enables practice of both upper and lower body

Macvon Strength is our latest product and a revolutionary intelligent digital strength training machine. Using two brushless DC electric motors to generate maximum 220 pounds of resist forces, and six different function models - we believe it's changing the game of fitness. Plus, it has two movable arms, and a touchable screen that can display fitness classes, and adjust precise digital strength.


Introducing
Macvon Strength

**The above graphic contains images of our beta app which is currently not available for general use.*


Macvon Touch
43" HD touch screen
65" mirror
Watch reflection and trainers
Built-in camera and microphone
Communicate with trainers
Bluetooth and WiFi connectivity

Macvon Touch

- Incorporates a 43" full HD touch screen in the 65" mirror
- Enables trainees to watch trainers perform exercises as well as watch their own reflections exercise
- Includes built-in camera & microphone that enables two-way communication with trainers & AI-assisted form correction
- Bluetooth & WiFi connectivity
- Portable


AI-Assisted Tech
Motion capture tech
Real-time feedback
Personalized workouts
Top-tier instructors

AI-Assisted Form Correction

- Proprietary artificial intelligence motion capture technology that provides real-time, personalized feedback on how trainees can fix their form when performing exercises
- Gives everyone who exercises at home, no matter where they live, the same advantage as working out in-person, with a top-tier trainer
- Top fitness instructors & at-home trainees that we spoke with called this feature "game changing"


Macvon Classes
90 live classes per week
Library of 1K+ classes
Certified, world-class instructors
All-encompassing workouts
Beginner to expert level classes
One-on-one personal training

Live & On-Demand Classes

Macvon All-Access Membership is a companion monthly subscription service that includes:

- Over 90 live fitness classes per week
- On-demand library of over 1,000 classes
- Classes led by certified, world-class instructors from the country's top fitness studios
- Classes cover all major types of workouts such as barre, boxing, cardio, dance, HIIT,pilates, strength, stretching, toning, weight training and yoga
- Classes range from beginner to expert levels
- One-on-one personal training


Powered by AI
43 inch
HD Touch Screen
65 inch
Mirror
90 live
Classes per week
1,000
Classes available

We have **10%** margin for Macvon Touch hardware sale and **50%** margin for Macvon Strength sales. The product monthly membership fee margin is **50%** for each.



Business Model
Subscription-based model
$39/mo
Macvon Touch
$49/mo
Macvon Strength

Our main profits are from our monthly subscription.

- **$39/month** for Macvon Touch
- **$49/month** for Macvon Strength

We project that we will sell 1 million products within 5 years - planning for the monthly membership fee to be $45 million after 5 years.

So, the profit potential we envision is very promising. Our marketing strategy is growing our customer pool with lower price products to then make profits from the monthly subscription fee.

THE MARKET

We Are in the Right Place at the Right Time

According to Fortune Business Insights™, the home fitness equipment market size is projected to grow from USD 10.73 billion in 2021 to USD **14.74 billion** in 2028. (Source) Compound annual growth rate (CAGR) of 4.6% in the forecast period of 2028 (Source)

Consumers spent approximately **$3.86 billion** on home fitness equipment in 2018, up from $3.76 billion the previous year. (Source) We are entering a growing market that has grown even more in the pandemic. (Source)

We believe existing smart home fitness solutions are inadequate - so being a new entrant that properly addresses these challenges will be poised to dominate this rapidly growing industry.


$5.24B
2018 North American fitness equipment market
$3.86B
2018 consumer spending on home fitness equipment
+2.5%
In home fitness consumer spending from 2017 to 2018

We believe we have had perfect timing when it comes to our market entrance.

OUR TRACTION

On the Fast Track

When Macvon Touch launched, we sold 100+ units within 40 days under our limited marketing budget.


100+ units sold within
40 days of launch

Plus, our Macvon Strength's software and hardware was developed in just 16 months. It will be launched on the US market within the next five months.

WHY INVEST

Your Home Workout - Made Just for You

More and more people are opting to workout at home instead of the gym.

This is typically because...

- The COVID-19 pandemic has accelerated this trend
- Home workouts offer unique advantages
- Convenient. No travel, time-efficient
- Private, workout without feeling self-conscious
- Safe, Sanitary environment, especially during a pandemic
- Easier to stick to fitness routine


A home workout designed
to cater to your body's needs
Boxing
Low Impact
Sculpt

And now, we have a home workout that is designed to cater to **your body's needs**. With us, you have access to your own, AI powered, personal trainer.


Immersive Fitness Experience

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

- **Oct 2019** — Our Company Launches!
- **May 2020** — Started film the fitness videos for Macvon Touch
- **Aug 2020** — Macvon Touch prototype completed
- **Oct 2020** — First Macvon Strength Patent application submitted
- **Mar 2021** — Macvon Touch Launched the US market
- **May 2021** — Second Macvon Strength Patent application submitted
- **Jul 2021** — Second Macvon Strength prototype completed
- **Aug 2021** — Start to film the fitness videos for Macvon Strength
  Present
- **Dec 2021** — ANTICIPATED: Macvon Strength launch the US market and open to sale online
  US Market Launch
- **Mar 2022** — ANTICIPATED: Open the first physical store in the US
  Physical Store
- **Jul 2022** — ANTICIPATED: Open the fifth physical store in the US
  Physical Store

Meet Our Team



Xing "Kevin" Zhang

CEO



Xun Wu

CTO



George Rutter

Operations Manager

Offering Summary

Company : Macvon, Inc.

Corporate Address : 101 Morgan Lane Suite 302, Plainsboro, NJ 08536

Offering Minimum : $9,999.25

Offering Maximum : $4,999,993.00

Minimum Investment Amount (per investor) : $195.50

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,739

Maximum Number of Shares Offered : 869,564

Price per Share : $5.75

Pre-Money Valuation : $34,500,000.00

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 120 hours (5 days) and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the following week and receive an additional 5% bonus shares.

Amount-Based

Tier 1: $500+

Receive 10% off an online product purchase.

Tier 2: $5,000+

Receive 10% off an online product purchase and 3% bonus shares.

Tier 3: $10,000+

Receive 10% off a product purchase and 6% bonus shares.

Tier 4: $20,000+

Receive 10% off a product purchase and 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Macvon Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

***Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.*

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Macvon to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2021 All Rights Reserved

About
- Our Team
- Equity Crowdfunding 101
- Blog
- StartEngine Careers
- Portfolio Job Board

Companies
- Get Funding
- How It Works
- Why StartEngine
- Founder FAQ
- Refer Founders
- Partnerships

Investors
- Start Investing
- Investing 101
- Investor FAQ
- Earn 10% Bonus
- Form CRS

Legal/Contact
- Terms of Use
- Privacy Policy
- Disclaimer
- Annual Reports
- Help Center
- Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

As the weight of the world begins to push us down, it can be hard to keep our strength and health up. That's why Macvon is here to help you with top-of-the line hardware, form correction technology, and a wide variety of fitness classes all in your home for your convenience and personal growth.

Macvon is a home fitness device company based in Plainsboro, NJ, founded by Kevin Zhang, and our goal is to create a smartest gym at your home.

The home fitness equipment market size was valued at $11.5 billion in 2019, and expected to reach $15.2 billion by 2027 due to increase in health awareness. Cardiovascular and strength training equipment accounts for the majority of the market, and we offer the best version of it.

Macvon is bringing the game-changing technology to home fitness. We created two home fitness devices: the Macvon Touch and Macvon Strength along with their fitness videos classes. Macvon Touch is a full-length hybrid device that nests an LED touchscreen into a mirror where you can watch an instructor and yourself at the same time. Macvon strength is a wall-mounted digital weight strength training machine with different strength intelligent functional models. Two patents are currently pending.

Thanks to our excellent team of fitness instructors we already have nearly 600+ workout videos on our platform and that number grows everyday along with our team. We can’t wait for you to try out the Macvon Touch in your own living room and we truly believe that it, along with our soon to be released Macvon Strength, will help with our goal of providing you with a Smart Gym; in your home at your convenience.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.